UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Third Quarter of Fiscal 2013

We, LDK Solar Co., Ltd., reported our unaudited financial results for the third quarter ended September 30, 2013. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Third Quarter Highlights

•	Net sales of $156.6 million; and

•	Shipped 463.1 megawatts, or MW, of photovoltaic products, consisting of 384.7 MW of wafers and 78.4 MW of cells and modules.

Net sales for the third quarter of fiscal 2013 were $156.6 million, compared to $114.7 million for the second quarter of fiscal 2013, and $291.5 million for the third quarter of fiscal 2012.

Gross loss for the third quarter of fiscal 2013 was $37.6 million, compared to gross loss of $53.8 million in the second quarter of 2013, and gross loss of $32.5 million for the third quarter of fiscal 2012.

Gross margin for the third quarter of fiscal 2013 was negative 24.0%, compared to negative 46.9% in the second quarter of fiscal 2013, and negative 11.2% in the third quarter of fiscal 2012.

Our management determined that an inventory write-down and provision for firm purchase commitment of $3.2 million was required during the preparation of the third quarter 2013 financial results. As a result, gross margin and results from operations were negatively impacted in the third quarter of fiscal 2013.

Loss from operations for the third quarter of fiscal 2013 was $77.5 million, compared to loss from operations of $95.1 million for the second quarter of fiscal 2013, and loss from operations of $75.7 million for the third quarter of fiscal 2012. During the third quarter of fiscal 2013, our management determined that a provision for doubtful trade receivables of $4.6 million was required in view of the deteriorating solar market which negatively affected our customers.

Operating margin for the third quarter of fiscal 2013 was negative 49.5% compared to negative 82.9% in the second quarter of fiscal 2013, and negative 26.0% in the third quarter of fiscal 2012.

Income tax benefit for the third quarter of fiscal 2013 was $3.1 million, compared to income tax benefit of $4.8 million in the second quarter of fiscal 2013 and income tax benefit of $25.4 million in the third quarter of fiscal 2012.

Net loss available to our shareholders for the third quarter of fiscal 2013 was $127.0 million, or a loss of $0.65 per diluted ADS, compared to net loss of $165.3 million, or a loss of $0.97 per diluted ADS for the second quarter of fiscal 2013 and net loss of $136.9 million, or a loss of $1.08 per diluted ADS for the third quarter of fiscal 2012. The weighted average number of shares for calculating diluted ADS was approximately 194.8 million for the third quarter of fiscal 2013.

We ended the third quarter of fiscal 2013 with $95.4 million in cash and cash equivalents and $130.4 million in short-term pledged bank deposits, with substantially all of the balance of cash and cash equivalents and pledged bank deposits onshore in the accounts of our subsidiaries in China.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	9/30/2013	6/30/2013
Assets
Current assets
Cash and cash equivalents	95,426	85,142
Pledged bank deposits	130,363	202,952
Trade accounts and bills receivable, net	119,368	113,188
Inventories	210,192	211,751
Prepayments to suppliers, net	34,977	22,185
Other current assets	180,786	195,631

Total current assets	771,112	830,849
Property, plant and equipment, net	2,973,787	3,018,596
Deposits for purchases of property, plant and equipment and land use rights	140,656	157,160
Land use rights	244,495	244,615
Prepayments to suppliers expected to be utilized beyond one year, net	5,756	6,523
Pledged bank deposits – non-current	3,837	3,896
Investments in associates	8,768	8,005
Other non-current assets	109,520	108,715

Total assets	4,257,931	4,378,359

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,408,664	2,391,319
Trade accounts and bills payable	642,702	699,245
Advance payments from customers, current installments	140,509	138,703
Accrued expenses and other payables	876,077	860,945
RMB-denominated US$-settled senior notes, less debt discount	265,361	264,028
Other financial liabilities	113,211	81,352

Total current liabilities	4,446,524	4,435,592

Long-term borrowings, excluding current installments and long-term PRC notes	103,827	103,423
Advance payments from customers – non-current	32,047	35,931
Other liabilities	215,358	215,153

Total liabilities	4,797,756	4,790,099

Redeemable non-controlling interests	382,847	382,847

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(895,804)	(770,033)
Non-controlling interests	(26,868)	(24,554)

Total equity	(922,672)	(794,587)

Total liabilities, redeemable non-controlling interests and equity	4,257,931	4,378,359

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	09/30/2013	06/30/2013
Net sales	156,593	114,710
Cost of goods sold	(194,218)	(168,482)

Gross loss	(37,625)	(53,772)
Selling expenses	(4,539)	(3,786)
General and administrative expenses	(31,065)	(33,797)
Research and development expenses	(4,291)	(3,697)
Total operating expenses	(39,895)	(41,280)

Loss from operations	(77,520)	(95,052)
Other income (expenses):
Interest income	2,655	1,731
Interest expense and amortization of debt issuance costs and debt discount	(59,997)	(58,917)
Foreign currency exchange gain (loss), net	1,994	(8,443)
Others, net	69	12,543

Loss before income tax	(132,799)	(148,138)
Income tax benefit	3,061	4,776

Net loss	(129,738)	(143,362)
Loss attributable to non-controlling interests	2,279	3,251
Loss attributable to redeemable non-controlling interests	7,060	7,030

Net loss attributable to LDK Solar Co., Ltd. shareholders	(120,399)	(133,081)
Accretion to redemption value of redeemable non-controlling interests	(6,596)	(32,221)

Net loss available to LDK Solar Co., Ltd. shareholders	(126,995)	(165,302)

Net loss per ADS, Diluted	$(0.65)	$(0.97)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

(In US$ ’000)

Net loss	(129,738)	(143,362)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	(931)	8,361
Fair value changes in available-for-sale equity security, net of tax effect	1,054	(548)

Comprehensive loss	(129,615)	(135,549)
Less: comprehensive loss attributable to non-controlling interests	(2,328)	(3,339)
Less: comprehensive loss attributable to redeemable non-controlling interests	(6,596)	(5,478)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(120,691)	(126,732)

Incorporation by Reference

This report on Form 6-K (except for our press release attached hereto as Exhibit 99.4) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.4 is the press release we issued on November 26, 2013 relating to our unaudited financial results for the third quarter 2013, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: November 26, 2013

Exhibit 99.4

LDK Solar Reports Financial Results for the Third Quarter of Fiscal 2013

Xinyu City, China and Sunnyvale, California, November 26, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the third quarter ended September 30, 2013.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Third Quarter Highlights:

•	Net sales of $156.6 million;

•	Shipped 463.1 megawatts (MW) of photovoltaic products, consisting of 384.7 MW of wafers and 78.4 MW of cells and modules.

Net sales for the third quarter of fiscal 2013 were $156.6 million, compared to $114.7 million for the second quarter of fiscal 2013, and $291.5 million for the third quarter of fiscal 2012.

Gross loss for the third quarter of fiscal 2013 was $37.6 million, compared to gross loss of $53.8 million in the second quarter of 2013, and gross loss of $32.5 million for the third quarter of fiscal 2012.

Gross margin for the third quarter of fiscal 2013 was negative 24.0%, compared to negative 46.9% in the second quarter of fiscal 2013, and negative 11.2% in the third quarter of fiscal 2012.

LDK Solar’s management determined that an inventory write-down and provision for firm purchase commitment of $3.2 million was required during the preparation of the third quarter 2013 financial results. As a result, gross margin and results from operations were negatively impacted in the third quarter of fiscal 2013.

Loss from operations for the third quarter of fiscal 2013 was $77.5 million, compared to loss from operations of $95.1 million for the second quarter of fiscal 2013, and loss from operations of $75.7 million for the third quarter of fiscal 2012. During the third quarter of fiscal 2013, LDK Solar’s management determined that a provision for doubtful trade receivables of $4.6 million was required in view of the deteriorating solar market which negatively affected customers.

Operating margin for the third quarter of fiscal 2013 was negative 49.5% compared to negative 82.9% in the second quarter of fiscal 2013, and negative 26.0% in the third quarter of fiscal 2012.

Income tax benefit for the third quarter of fiscal 2013 was $3.1 million, compared to income tax benefit of $4.8 million in the second quarter of fiscal 2013 and income tax benefit of $25.4 million in the third quarter of fiscal 2012.

Net loss available to LDK Solar’s shareholders for the third quarter of fiscal 2013 was $127.0 million, or a loss of $0.65 per diluted ADS, compared to net loss of $165.3 million, or a loss of $0.97 per diluted ADS for the second quarter of fiscal 2013 and net loss of $136.9 million, or a loss of $1.08 per diluted ADS for the third quarter of fiscal 2012. The weighted average number of shares for calculating diluted ADS was approximately 194.8 million for the third quarter of fiscal 2013.

LDK Solar ended the third quarter of fiscal 2013 with $95.4 million in cash and cash equivalents and $130.4 million in short-term pledged bank deposits, with substantially all of the balance of cash and cash equivalents and pledged bank deposits onshore in the accounts of LDK Solar’s subsidiaries in China.

“Our third quarter results were in line with expectations,” stated Sam Tong, President and CEO of LDK Solar. “We were pleased to deliver 37% sequential revenue growth and reduce our net loss available to LDK Solar’s shareholders both sequentially and on a year-over-year basis. We saw some signs of further improvement in the PV market during the quarter. While European PV markets remained soft, we experienced increased demand from China, North America and other emerging solar markets.”

“As announced, we recently signed a new onshore loan facility framework agreement with a syndicate of 11 commercial banks in China for a credit facility in the aggregate principal amount of RMB 1.56 billion. Although the drawdown under the facility will be subjected to various conditions, this new credit facility will support the ramp up of our onshore manufacturing operations for polysilicon, wafers, cells and modules within Jiangxi Province. We remain committed to improving our cost structure by driving down production costs, reducing operating expenses and adapting our business to the evolving demand environment,” continued Mr. Tong.

“During the quarter, we continued to pursue a number of initiatives focused on restructuring our business operations and on our liability management. While the onshore syndicate facility will alleviate some of our onshore operating cash flow pressure in Jiangxi Province, our offshore value and cash flow are insufficient to solve even our short-term liquidity associated with our offshore indebtedness. We are working closely with our stakeholders and relevant advisors to negotiate a consensual solution to our offshore debt obligations,” concluded Mr. Tong.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the fourth quarter of fiscal 2013, LDK Solar estimates its revenue to be in the range of $200 million to $250 million, wafer shipments between 480 MW and 520 MW and cell and module shipments between 120 MW and 160 MW.

Conference Call Details

The LDK Solar Third Quarter 2013 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on November 26, 2013. To listen to the live conference call, please dial 877-941-2068 (within U.S.) or 480-629-9712 (outside U.S.) at 8:00 a.m. ET on November 26, 2013. An audio replay of the call will be available through December 6, 2013, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4649644#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	9/30/2013	6/30/2013
Assets
Current assets
Cash and cash equivalents	95,426	85,142
Pledged bank deposits	130,363	202,952
Trade accounts and bills receivable, net	119,368	113,188
Inventories	210,192	211,751
Prepayments to suppliers, net	34,977	22,185
Other current assets	180,786	195,631

Total current assets	771,112	830,849
Property, plant and equipment, net	2,973,787	3,018,596
Deposits for purchases of property, plant and equipment and land use rights	140,656	157,160
Land use rights	244,495	244,615
Prepayments to suppliers expected to be utilized beyond one year, net	5,756	6,523
Pledged bank deposits – non-current	3,837	3,896
Investments in associates	8,768	8,005
Other non-current assets	109,520	108,715

Total assets	4,257,931	4,378,359

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,408,664	2,391,319
Trade accounts and bills payable	642,702	699,245
Advance payments from customers, current installments	140,509	138,703
Accrued expenses and other payables	876,077	860,945
RMB-denominated US$-settled senior notes, less debt discount	265,361	264,028
Other financial liabilities	113,211	81,352

Total current liabilities	4,446,524	4,435,592
Long-term borrowings, excluding current installments and long-term PRC notes	103,827	103,423
Advance payments from customers – non-current	32,047	35,931
Other liabilities	215,358	215,153

Total liabilities	4,797,756	4,790,099

Redeemable non-controlling interests	382,847	382,847

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(895,804)	(770,033)
Non-controlling interests	(26,868)	(24,554)

Total equity	(922,672)	(794,587)

Total liabilities, redeemable non-controlling interests and equity	4,257,931	4,378,359

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	09/30/2013	06/30/2013
Net sales	156,593	114,710
Cost of goods sold	(194,218)	(168,482)

Gross loss	(37,625)	(53,772)
Selling expenses	(4,539)	(3,786)
General and administrative expenses	(31,065)	(33,797)
Research and development expenses	(4,291)	(3,697)
Total operating expenses	(39,895)	(41,280)

Loss from operations	(77,520)	(95,052)
Other income (expenses):
Interest income	2,655	1,731
Interest expense and amortization of debt issuance costs and debt discount	(59,997)	(58,917)
Foreign currency exchange gain (loss), net	1,994	(8,443)
Others, net	69	12,543

Loss before income tax	(132,799)	(148,138)
Income tax benefit	3,061	4,776

Net loss	(129,738)	(143,362)
Loss attributable to non-controlling interests	2,279	3,251
Loss attributable to redeemable non-controlling interests	7,060	7,030

Net loss attributable to LDK Solar Co., Ltd. shareholders	(120,399)	(133,081)
Accretion to redemption value of redeemable non-controlling interests	(6,596)	(32,221)

Net loss available to LDK Solar Co., Ltd. shareholders	(126,995)	(165,302)

Net loss per ADS, Diluted	$(0.65)	$(0.97)

Unaudited Condensed Consolidated Statement

of Comprehensive Income Information

(In US$ ’000)

Net loss	(129,738)	(143,362)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	(931)	8,361
Fair value changes in available-for-sale equity security, net of tax effect	1,054	(548)

Comprehensive loss	(129,615)	(135,549)
Less: comprehensive loss attributable to non-controlling interests	(2,328)	(3,339)
Less: comprehensive loss attributable to redeemable non-controlling interests	(6,596)	(5,478)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(120,691)	(126,732)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801